MedVision Capital Corporation


                                  October 2, 2003

Via EDGAR transmission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:     MedVision Capital Corporation
        Withdrawal of Registration Statement on Form SB-2

Dear Sir or Madam,

        In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby withdraw our Registration Statement on Form SB-2 (File No. 333-105020), together with all exhibits and subsequent amendments thereto originally filed with the Commission on May 6, 2003 (the "Registration Statement").

        We are withdrawing the Registration Statement, which has not been declared effective, because we are contemplating altering the business plan. Therefore, we do not intend to conduct the offering of shares of common stock contemplated in the Registration Statement at this time. We further advise the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

        We appreciate the time you and the other members of the Commission's staff took in reviewing the Registration Statement.


                                          Sincerely yours,


                                          /s/ Michael Tay
                                          Michael Tay, President